Exhibit (a)(11)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

RADYNE COMSTREAM INC., a Delaware	)
Corporation, and WC ACQUISITION CORP.,	)
a Delaware Corporation,	)
)
Plaintiffs,	)
)
v.	)
	)	Civil Action No.__________
WEGENER CORPORATION, a Delaware	)
Corporation, ROBERT A. PLACEK,	)
THOMAS G. ELLIOT, JAMES H.	)
MORGAN, JR., C. TROY WOODBURY,	)
JR., WENDELL BAILEY and JOE K.	)
PARKS,	)
)
Defendants.

VERIFIED COMPLAINT

     Plaintiffs Radyne ComStream Inc., a Delaware corporation (“Radyne ComStream”) and WC Acquisition Corp., a Delaware corporation (“WC Acquisition” or “Purchaser”), a wholly-owned subsidiary of Radyne ComStream, by and through their undersigned counsel, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, allege as follows:

NATURE OF THE ACTION

     1.         On April 23, 2003, plaintiff Purchaser commenced a non-coercive, non-discriminatory, all-cash, all-shares, fully-funded, premium tender offer for outstanding shares of common stock of Wegener Corporation, a Delaware corporation (“Wegener” or the “Company”) that are not already owned by Purchaser (the “Tender Offer”). This action seeks declaratory and injunctive relief requiring Wegener to dismantle its existing takeover defenses, and enjoining Wegener from adopting additional takeover defenses, amending its bylaws or certificate of incorporation, adopting a stockholder rights plan or “poison pill,” or taking any other action to thwart or to frustrate the efforts of Wegener’s stockholders to reap the benefits of the Tender Offer.

     2.         Those stockholders whose shares of common stock, par value $0.01 per share, of Wegener (the “Shares”) are purchased by Purchaser in the Tender Offer will receive $1.55 per share in cash, representing a 70% premium to the average closing price for the shares over the thirty (30) trading days preceding the announcement of the Tender Offer. The $1.55 per share cash price is roughly equal to the highest price that Shares have traded in almost a year (and, even then, only for a short time). The Tender Offer therefore represents an aggregate value for Wegener of approximately $19 million. The Tender Offer is the initial step in a contemplated two-step transaction pursuant to which Purchaser proposes to acquire all of the outstanding shares of Wegener’s common stock. If successful, Purchaser contemplates that the Tender Offer will be followed by a merger with Purchaser or another subsidiary of Radyne ComStream (the “Proposed Merger,” and together with the Tender Offer, the “Proposed Acquisition”). Pursuant to the Proposed Merger, it is anticipated that each then outstanding share of Wegener (other than shares held by Radyne ComStream or any of its subsidiaries or shares held in the treasury of Wegener) will be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

     3.         The board of directors of Wegener (the “Wegener Board”) will be able to prevent Radyne ComStream and Purchaser from consummating the Proposed Merger for at least three years unless the Wegener Board exempts the Tender Offer and the Proposed Merger from restrictions imposed by Section 203 of the General Corporation Law of the State of Delaware (“Section 203”).

     4.         The Wegener Board also effectively will be able to prevent Radyne ComStream and Purchaser from consummating the Proposed Merger unless the Wegener Board approves the

Proposed Merger pursuant to Article EIGHTH of the certificate of incorporation, as the same has been amended, of Wegener (the “Wegener Charter”).

     5.         Radyne ComStream anticipates that the Wegener Board will adopt measures intended to impede the right of Wegener stockholders to accept the premium offer for the Shares offered to them by the Tender Offer and thereby impose substantial obstacles to Purchaser’s consummation of the Tender Offer and the Proposed Merger.

     6.         The Tender Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date of the Tender Offer, a number of Shares that would constitute at least a majority of all outstanding Shares (the “Minimum Tender Condition”), (ii) the inapplicability of any anti-takeover statute, including Section 203, to the Tender Offer or the Proposed Merger, (iii) there being no amendment to the Wegener Charter or the bylaws of Wegener (the “Wegener Bylaws”), proposed or authorized, and (iv) there being no distribution of rights to purchase debt securities or other securities, including capital stock, of Wegener, including a dividend or distribution in connection with the adoption of a stockholder rights plan or “poison pill.” Wegener stockholders, including Purchaser, will be irreparably harmed absent relief from this Court.

THE PARTIES

     7.         Plaintiff Radyne ComStream is a corporation incorporated under the laws of Delaware having its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034. Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communications networks. Through one of its subsidiaries, Radyne ComStream supplies HDTV and SDTV encoding and transmission equipment. Through another subsidiary, Radyne

ComStream provides innovative solutions for the integration and installation of turnkey communications systems.

     8.         Plaintiff WC Acquisitions is a Delaware corporation and a wholly-owned subsidiary of Radyne ComStream with its principal executive offices in Phoenix, Arizona. WC Acquisitions is the record owner of 100 Shares.

     9.         Defendant Wegener is a Delaware corporation with its principal executive offices at 11350 Technology Circle, Duluth, Georgia 30097. According to its Form 10-K for the year ended August 30, 2002, Wegener conducts its business through Wegener Communications, Inc., its wholly-owned subsidiary (“WCI”) and Wegener Communications International, Inc., a wholly-owned subsidiary of WCI. According to Wegener’s Form 10-K, WCI is “a market leader in digital and analog compression technology, [and] designs and manufactures communications transmission and receiving equipment for the business broadcast, data communications, internet, cable and broadcast radio and television industries for worldwide markets.”

     10.        Defendant Robert A. Placek (“Placek”) is the current President and Chief Executive Officer of Wegener, and is the Chairman of the Wegener Board. Mr. Placek is also a Class II director of Wegener. Mr. Placek also served as President of WCI from 1979 to June 1998, and from March 2002 to the present.

     11.        Defendant Thomas G. Elliot (“Elliot”) is a Class III director of Wegener, and has served as a director of Wegener since September 1998. Mr. Elliot has served as Senior Vice President, Technical Projects, at Cable Television Laboratories, Inc., a research and development consortium of cable television system operators representing most of the cable subscribers in North America, since July 1997.

     12.        Defendant James H. Morgan, Jr. (“Morgan”) is a Class III director of Wegener, and is a partner of the law firm of Smith, Gambrell & Russell, LLP, Atlanta, Georgia. According to Wegener’s Proxy Statement for the annual meeting of stockholders of Wegener held on Tuesday, January 21, 2003, Smith, Gambrell & Russell, LLP currently acts as general counsel to Wegener and receives fees for services rendered to Wegener.

     13.        Defendant C. Troy Woodbury, Jr. (“Woodbury”) is a Class I director of Wegener, and has served as Treasurer and Chief Financial Officer of Wegener since June 1988. Mr. Woodbury also has served as Treasurer and Chief Financial Officer of WCI since September 1992.

     14.        Defendant Wendell Bailey (“Bailey”) has been a Class II director of Wegener since February 2003. Mr. Bailey most recently served as Chief Technologist for NBC in New York.

     15.        Defendant Joe K. Parks (“Parks”) is a Class I director of Wegener, and served as Laboratory Director, Threat Systems Development Laboratory of the Georgia Tech Research Institute, a department of the Georgia Institute of Technology, from 1980 to July 1996.

     16.        Defendants Placek, Elliot, Morgan, Woodbury, Bailey and Parks are referred to collectively herein as the “Director Defendants.” The Director Defendants, as directors of Wegener, owe fiduciary duties of care, loyalty, candor and good faith to Wegener stockholders.

FACTUAL BACKGROUND

A.	Radyne ComStream’s Repeated Attempts To Negotiate a Business Combination With Wegener.

     17.        Radyne ComStream’s desire to purchase Wegener is prompted by Radyne ComStream’s belief that the industry in which both Radyne ComStream and Wegener compete needs to consolidate. Given the prolonged down-turn in the world economy Radyne ComStream believes (in the short-term at least) that companies in Radyne ComStream’s and Wegener’s industry will be able to grow more readily by acquisition rather than organically. Radyne ComStream believes that a combination of Radyne ComStream and Wegener would produce a larger, more competitive enterprise, which Radyne ComStream believes is essentially mandated by the increased regulatory, auditing and legal costs of small public companies such as itself and Wegener. Radyne ComStream has concluded, therefore, that it must grow both organically and through acquisitions, to create substantial shareholder value and to support its infrastructure costs, including the costs of being a public corporation.

     18.        On July 24, 2000, in an effort to discuss a potential business combination with Wegener, Robert Fitting, the Chief Executive Officer of Radyne ComStream, met with Mr. Placek, Keith Smith, President of Wegener, and Debra Fiakas, at that time Radyne ComStream’s investment banker from the HD Brous Co. Mr. Placek expressed no interest in pursuing these discussions with Mr. Fitting.

     19.        During the weeks of February 3, 2003 and February 10, 2003, Mr. Fitting placed several calls to Mr. Placek in an attempt to revisit the issue of a negotiated business combination involving Radyne ComStream and Wegener. Mr. Placek failed to return Mr. Fitting’s calls.

     20.        Thereafter, Steven D. Pidgeon, Esq., a partner in the law firm of Snell & Wilmer L.L.P., which represents Radyne ComStream, placed a call to Mr. Morgan to determine if he could assist in arranging a phone call or conference between Messrs. Fitting and Placek. Mr. Morgan indicated to Mr. Pidgeon that he would do so.

     21.        After no further contact transpired for several days, Mr. Fitting made several additional phone calls to Mr. Placek on or about March 23, 2003. When these attempts proved unsuccessful, Mr. Fitting directed Mr. Pidgeon again to contact Morgan. Mr. Pidgeon’s attempt to contact Mr. Morgan also proved unsuccessful.

     22.        After receiving no further response from Messrs. Placek or Morgan, Mr. Fitting, at the direction of the board of directors of Radyne ComStream, sent a letter to the Wegener Board offering to meet with the Wegener Board to discuss a possible acquisition of Wegener at $1.55 per Share. This letter was sent to the Wegener Board on April 1, 2003, at a time when the Shares were trading at $0.89 per Share.

     23.        After receiving this letter from Mr. Fitting on April 3, 2003, Mr. Placek contacted Mr. Fitting. Messrs. Placek and Fitting arranged to meet on April 8, 2003 at the National Association of Broadcasters trade show. At the trade show, Mr. Fitting spoke to Mr. Placek at length about the aforesaid letter. Mr. Placek indicated to Mr. Fitting that he would discuss the matter with Wegener’s management team and the Wegener Board and get back to Mr. Fitting prior to April 15, 2003.

     24.        Mr. Fitting did not hear from Mr. Placek. On April 17, 2003, the board of directors of Radyne ComStream determined to proceed with the Tender Offer directly to the stockholders of Wegener, and on April 21, 2003, Radyne ComStream publicly announced its intention to make the Tender Offer.

     25.        On April 21, 2003 Wegener filed a press release wherein Mr. Placek stated that “[a]fter discussing Radyne’s [Tender Offer] announcement, the Wegener [B]oard has made a preliminary determination that an offer of $1.55 per share would be inadequate in light of the value of the Company’s assets, its strong balance sheet, and, most importantly, its business plan and prospects.” This same press release also states that “Wegener Corporation has in place various anti-takeover measures permitted under Delaware law, including, specifically, a provision in its Certificate of Incorporation which would prohibit Radyne from consummating a merger with Wegener without the recommendation of the Wegener [B]oard, unless holders of not less than 80% of Wegener’s common stock vote to approve the merger.”

B.	Radyne ComStream Initiates Tender Offer and Proposed Merger.

     26.        Given the refusal of Wegener to engage in any meaningful discussions with Radyne ComStream despite Radyne ComStream’s repeated efforts, it became clear that the Wegener Board would not accept the Proposed Acquisition despite its clear and significant economic benefits to the Wegener stockholders. Rather, and as indicated in Wegener’s April 21, 2003 press release, the Wegener Board proposes to maintain Wegener’s existing anti-takeover devices, adopt additional defensive measures, and actively oppose the Proposed Acquisition. Because Wegener has declined to accept the substantial benefits of the Proposed Acquisition, Radyne ComStream has been forced to take its offer directly to the Wegener stockholders by causing Purchaser to commence the Tender Offer.

     27.        In furtherance of the solicitation of the Tender Offer, Purchaser is demanding that Wegener produce a list of its stockholders and related stock list materials.

C.	The Delaware Business Combination Statute.

     28.        Section 203 of the General Corporation Law, entitled “Business Combinations with Interested Stockholders,” applies to any Delaware corporation that has not opted out of Section 203’s coverage. Wegener has not opted out of Section 203’s coverage.

     29.        Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”), such interested stockholder may not engage in a “business combination” with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to such person’s acquisition of 15% or more of a corporation’s voting stock, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires at least 85% of the corporation’s voting stock in the same transaction in which it became an interested stockholder; or (iii) on or subsequent to the date of the person’s becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66   % of the outstanding voting stock which is not owned by the interested stockholder.

     30.        The Tender Offer is a non-coercive, non-discriminatory, all-cash, all-shares, fully-funded, premium tender offer which is to be followed by the Proposed Merger at the same price. Nonetheless, application of Section 203 to the Proposed Acquisition will delay the Proposed Merger for at least three years. Accordingly, three years of the substantial benefits of the Proposed Merger will be forever lost. In addition, any number of events could occur within those three years that would prevent the Proposed Merger altogether.

D.	Article EIGHTH of the Wegener Charter.

     31.        Section A of Article EIGHTH of the Wegener Charter (“Article Eighth”) provides that the “adoption of any agreement for, or approval of, the merger or consolidation of the Corporation or any subsidiary . . . with or into a five percent beneficial owner” requires “the affirmative vote or consent of the holders of not less than eighty percent (80%) of the issued and outstanding securities of the Corporation entitled to vote thereon,” except as provided in Section B of Article Eighth. Section C of Article Eighth construes the “beneficial owner” of “voting securities of the Corporation” broadly to encompass securities (i) directly or indirectly owned by such person or its affiliates or associates, (ii) which such person or its affiliates or associates has the right to acquire pursuant to any agreement, exercise of conversion rights, warrants or options, (iii) which such person or its affiliates or associates has an “agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of” such securities, or (iv) which such person or its affiliates or associates “has the right to acquire by reason of tenders of securities submitted to them by other holders of securities of the Corporation in connection with or pursuant to a tender offer made by such specified person or any of its affiliates or associates.”

     32.        Section B of Article Eighth provides that the provisions of Section A requiring the affirmative vote of not less than eighty percent (80%) of the outstanding shares of capital stock of Wegener discussed above (the “Supermajority Vote”) do not apply to a merger or consolidation “if the Board of Directors by resolution shall have approved an agreement with such five percent beneficial owner setting forth the principal terms of such transaction and such transaction is substantially consistent therewith. . . .” In addition, Section B of Article Eighth requires that “a majority of those members of the Board of Directors voting in favor of the resolution approving the [merger] agreement were duly elected and acting members of the Board of Directors prior to the time such five percent beneficial owner first became such beneficial owner.”

     33.        Based upon Wegener’s public filings, Wegener management owns approximately 15% of the currently outstanding Shares, and, including options, up to approximately 18% of the outstanding Shares. Given these circumstances, Article Eighth prevents Radyne ComStream and Purchaser from consummating the Proposed Merger absent approval by the Wegener Board or the approval of almost every holder of Shares other than those Shares held by management — a practical impossibility.

     34.        As in the case of Section 203, application of Article Eighth to the Proposed Merger, as a practical matter, will prevent the Proposed Merger absent the prior approval thereof by a majority of the members of the current Wegener Board. Under such circumstances, the substantial benefits of the Proposed Merger to Wegener stockholders will be forever lost.

IRREPARABLE INJURY

     35.        The unlawful actions of Wegener, including its failure to accept the Proposed Acquisition, its failure to exempt the Tender Offer and the Proposed Merger from Section 203, its failure to approve the Proposed Merger in accordance with Article Eighth, and any other actions taken by Wegener to thwart or impede the Tender Offer and the Proposed Merger will prevent its stockholders from receiving the benefits of the Proposed Acquisition and will thereby cause Wegener stockholders irreparable harm. Unless the Wegener Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost. The injury to Radyne ComStream and Purchaser will not be compensable in money damages and plaintiffs have no adequate remedy at law.

COUNT I
(Breach of Fiduciary Duty: Section 203)

     36.        Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

     37.        The Director Defendants owe Wegener stockholders the highest duties of care, loyalty, candor and good faith.

     38.        The Wegener Board is empowered by Section 203 to render Section 203 inapplicable to the Proposed Acquisition by approving the Tender Offer and the Proposed Merger.

     39.        In light of the superior value offered to Wegener stockholders by the Proposed Acquisition, there is no legitimate reason for the Wegener Board to fail to approve the Tender Offer and the Proposed Merger or to fail to take any other steps necessary to render Section 203 inapplicable to the Proposed Acquisition. Such failures only have the effect of withholding from Wegener stockholders the right to maximize their wealth by selling their Shares at the premium price offered by the Proposed Acquisition.

     40.        The Director Defendants’ failure to approve the Tender Offer and the Proposed Merger or otherwise render Section 203 inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Proposed Acquisition, which poses no threat to the interests of Wegener stockholders or to Wegener corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Wegener’s stockholders under applicable Delaware law.

     41.        Radyne ComStream and Purchaser have no adequate remedy at law.

COUNT II
(Breach of Fiduciary Duty: Article Eighth)

     42.        Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

     43.        The Director Defendants owe Wegener stockholders the highest duties of care, loyalty, candor and good faith.

     44.        The Wegener Board is empowered by Section B of Article Eighth to render Article Eighth’s Supermajority Vote inapplicable to the Proposed Merger by approving the Proposed Merger in accordance with the terms thereof.

     45.        In light of the superior value offered to the Wegener stockholders by the Proposed Acquisition, there is no legitimate reason for the Wegener Board to fail to approve the Proposed Merger pursuant to Section B of Article Eighth or fail to take any other steps necessary to make the provisions of Article Eighth inapplicable to the Proposed Merger. Such failures only have the effect of withholding from Wegener stockholders the right to maximize their wealth by selling their Shares at the premium price offered by the Proposed Acquisition.

     46.        The Director Defendant’s failure to approve the Proposed Merger or otherwise render the Supermajority Vote provisions of Article Eighth inapplicable to the Proposed Merger has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Proposed Merger, which poses no threat to the interests of Wegener stockholders or to Wegener’s corporate policy and effectiveness.

     47.        Radyne ComStream and Purchaser have no adequate remedy at law.

COUNT III
(Declaratory and Injunctive Relief: Anti-Takeover Devices)

     48.        Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

     49.        The Director Defendants owe Wegener stockholders the highest duties of care, loyalty, candor and good faith.

     50.        The Tender Offer is non-coercive and non-discriminatory, is fair to Wegener stockholders, poses no threat to Wegener corporate policy and effectiveness, and represents a substantial premium over the market price of Wegener common stock prior to the public announcement of the Tender Offer.

     51.        Adoption of any defensive measures against the Tender Offer and the Proposed Merger or possible future actions by Radyne ComStream in furtherance of consummating the Proposed Acquisition that would prevent a future board of directors of Wegener from exercising its fiduciary duties — including, but not limited to, amendments to Wegener Bylaws or the Wegener Charter, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, adoption of a stockholder rights plan, or executive compensation arrangements with substantial payments triggered by a change in control — would itself be a breach of the Director Defendants’ fiduciary duties to Wegener stockholders.

     52.        Radyne ComStream and Purchaser have no adequate remedy at law.

     WHEREFORE, plaintiffs respectfully request that this Court:

          1.        declare that the Director Defendants have breached their fiduciary obligations to Wegener stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Acquisition;

          2.        compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

          3.        declare that the Director Defendants have breached their fiduciary obligations to Wegener stockholders under Delaware law by failing to render the Supermajority Vote provision of Article Eighth inapplicable to the Proposed Merger.

          4.        compel the Director Defendants to approve the Proposed Merger for purposes of Section B of Article Eighth and enjoin them from taking any action to enforce or to apply Article Eighth that would impede, thwart, frustrate or interfere with the Proposed Merger.

          5.        temporarily, preliminarily and permanently enjoin Wegener, its employees, agents and all persons acting on its behalf or in concert with it from taking any action or adopting any other measures, or taking any other action designed to impede, or which has the effect of impeding, the Proposed Acquisition or the efforts of Radyne ComStream or Purchaser to acquire control of Wegener;

          6.        temporarily, preliminarily and permanently enjoin defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning Section 203, Article Eighth, or any existing or prospective defensive measure adopted by the Wegener Board or otherwise in any other court;

          7.        declare that the adoption of any further measure — including, but not limited to, amendments to the Wegener Bylaws or the Wegener Charter, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, adoption of a stockholder rights plan, or executive compensation arrangements with substantial payments triggered by a change in control — that has the effect of impeding, thwarting, frustrating or interfering with the Proposed Acquisition or the efforts of Radyne ComStream or Purchaser to obtain control of Wegener constitutes a breach of the Director Defendant’s fiduciary duties;

          8.        enjoin Wegener and the Director Defendants from adopting any further measure — including, but not limited to, amendments to the Wegener Bylaws or Wegener Charter, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, adoption of a stockholder rights plan, or executive compensation arrangements with substantial payments triggered by a change in control — that has the effect of impeding, thwarting, frustrating or interfering with the Proposed Acquisition or the efforts of Radyne ComStream or Purchaser to obtain control of Wegener;

          9.        award plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

     10.        grant plaintiffs such other and further relief as this Court may deem just and proper.

Of Counsel:	Srinivas M. Raju
Kelly A. Herring
Steven D. Pidgeon	Dawn N. Zubrick
Snell & Wilmer L.L.P.	Richards, Layton & Finger, P.A.
One Arizona Center	One Rodney Square
Phoenix, Arizona 85002-2202	P.O. Box 551
(602) 382-6300	Wilmington, Delaware 19899
(302) 651-7700
Attorneys for Plaintiffs

Dated: April 24, 2003